#KH 3/18

15049872

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

SEC FILE NUMBER
8-65205

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **New Albion Partners, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 462
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Knoth **415-544-9100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/17

OATH OR AFFIRMATION

I, **Adam Knoth**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **New Albion Partners, LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

TERESA RODRIGUEZ
Notary Public - State of New York
NO. 01RO6195118
Qualified in Kings County
My Commission Expires 10/20/2016

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

New Albion Partners, LLC

December 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
New Albion Partners, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of New Albion Partners, LLC (the "Company") as of December 31, 2014. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of New Albion Partners, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

E Wintter + Associates

Walnut Creek, California
March 13, 2015

New Albion Partners, LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 93,204
Due from clearing broker	798,630
Commissions receivable, net of $20,000 allowance	165,304
Prepaid expenses and other assets	79,163
Total Assets	$ 1,136,301

Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 177,582
Accrued expenses	40,055
Commissions payable	257,896
Due to affiliates	21,098
Total Liabilities	496,631
Member's Equity	639,670
Total Liabilities and Member's Equity	$ 1,136,301

See accompanying notes.

New Albion Partners, LLC

Notes to the Financial Statement

December 31, 2014

1. Organization

New Albion Partners, LLC (previously Casey Professional Services, LLC) (the "Company") was originally formed as a corporation on November 14, 2001 and subsequently converted to a California limited liability company on July 1, 2004. The Company is a wholly owned subsidiary of Casey Securities, LLC ("Securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable
The Company's receivables are due from various hedge funds and prime brokers under contractual agreements. The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Commission Revenue
Brokerage commissions and related clearing and floor brokerage expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2010.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $421,635 which exceeded the requirement by $321,635.

4. Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan which covers all employees who are over the age of 21 and have completed one year of service. The plan provides for matching employee contributions of 25% of the elective deferral which does not exceed 4% of compensation. Additionally, the plan allows for discretionary contributions by the Company which are determined annually by management. Employer contributions vest over six years of service and employee contributions are always 100% vested. For the year ended December 31, 2014, the Company made no matching or discretionary contributions to the plan.

5. Deposit with Clearing Organization

The Company's clearing organization, Goldman Sachs, requires that it maintain at least $1,000,000 in deposits which can be in the form of cash, Treasury Bills and fully paid securities. At December 31, 2014, the deposit was $798,630 and is included in due from clearing broker. Goldman Sachs is aware that the deposit is less than the minimum and the Company is working on increasing the deposit.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Lease Obligations

The Company leases office space in New York, New York. The lease term began on January 19, 2011 and expires on January 18, 2016. The future annual minimum lease payments are as follows:

Year	Amount
2015	170,866
Total	$ 170,866

For 2014, rental expense related to this lease amounted to $174,175 and is included in occupancy costs.

8. Related Party Transactions

The Company uses Securities, its parent company, to execute options orders. For the year ended December 31, 2014, execution fees charged by Securities were $63,936.

The Company pays one-half of the rent expense incurred by Securities for office space shared by both entities in San Francisco. For the year ended December 31, 2014, the Company paid $55,118 in rent. This amount is included in occupancy costs.

Under an expense sharing agreement, Securities charges a monthly fee for administrative and other services provided by Securities. For the year ended December 31, 2014, the expense sharing overhead incurred by the Company was $349,350.

During the year ended December 31, 2014, Securities contributed $420,348 of its receivable from the Company as a capital contribution.

The Company uses Fog Equities, LLC ("Fog"), a company under common control, to execute stock orders, and Fog charges for the services. For the year ended December 31, 2014, the Company paid Fog $11,437 of total fees of $14,288. The amount owed of $2,851 is included in due to affiliates.

The Company received reimbursement for a portion of its New York rent from Mission Capital, LLC dba Hexagon Securities, LLC ("Mission"), a company that they had common ownership with during a portion of 2014. During the year ended December 31, 2014, Mission paid the company $1,300 as reimbursement of rent. This reimbursement amount is netted against occupancy costs.

At December 31, 2014, the Company owed Securities $18,247 for various expenses; the amount is included in due to affiliates.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Employment Agreements

The Company has employment agreements with several of its key employees with provisions that the employees are entitled to payments under the agreement for commissions and bonuses only after management has set aside the appropriate reserve amounts necessary to meet all regulatory and financial compliance requirements and any additional reserves management deems appropriate.

10. Litigation

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company financial position.

11. Subsequent Events

The Company has evaluated subsequent events through March 13, 2015, the date which the financial statements were issued.